Exhibit 3.3

BUY/SELL AGREEMENT

OF

TWIN CITIES POWER HOLDINGS, LLC

THIS BUY/SELL AGREEMENT (this “Agreement”) is made and entered into this 14th day of November, 2011, by and among Twin Cities Power Holdings, LLC, a Minnesota limited liability company (the “Company”), and the Members of the Company as identified in Schedule A hereof (individually, a “Member” and collectively, the “Members”).  The Members and the Company may individually be referred to as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Members are the current owners of all of the outstanding Membership Interests in the Company, subject to the terms and conditions of that certain Member Control Agreement between the Company and its Members of even date herewith (the “Member Control Agreement”);

WHEREAS, the Parties desire, insofar as is possible, to insure the continuity of the management and policies of the Company and to prevent, insofar as is possible, any material disruption that may be occasioned by outside interference in management, and for that purpose desire to make provision for certain options to Purchase the Membership Interests upon the occurrence of certain events described herein; and

WHEREAS, the Parties may acquire life insurance policies on the lives of the Members in order to make available funds for the purchase of the Membership Interests of a deceased Member.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants and agreements of the Parties contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

OPTION EVENTS

A.                                    General Agreement.  The Members agree to sell, assign, and otherwise transfer, dispose of, and encumber their Membership Interests (as defined in the Member Control Agreement), as the case may be, only in the manner and upon the terms provided in this Agreement.  The following transfers are prohibited unless they are from one member to another or consented to in writing by the members holding a majority interest in the Company:  (a) gifts or other transfers without consideration, except as permitted by Article II Section A; (b) pledges; (c) transfers of governance rights or financial rights apart from the transfer of the membership interests to which they relate.  Any such transfer which is permitted may be made only if the transferee agrees in writing to be bound by this Agreement and the Member Control Agreement of the Company.

B.                                    Events Giving Rise to Options to Purchase.  Upon the occurrence of any of the following events (individually, an “Option Event” and collectively, the “Option Events”), the affected Member or his, her, or its legal representative(s), as the case may be (the “Seller”), shall provide the Company and the remaining Members with a written notice specifying all of the material terms and conditions of the event as well as the name and address of any proposed purchaser(s), assignee(s), donee(s), pledgee(s), or other transferee(s):

1.                                       Voluntary Transfer.  The proposed voluntary sale, assignment, or other transfer or encumbrance of all or any part of the Membership Interest, as the case may be, held by any Seller by one Member to another;

2.                                       Divorce.  The entry of a judgment or decree in any divorce or separation proceedings requiring the transfer of all or any part of the Membership Interest held by any Seller who is an individual;

3.                                       Guardianship.  The appointment by a court of competent jurisdiction of a receiver, trustee, guardian, or assignee for the Seller or any of his, her, or its property, in each case if the appointment is not dismissed within ninety (90) days;

4.                                       Bankruptcy.  The Seller has made an assignment for the benefit of creditors or voluntarily initiated or had involuntarily initiated against him, her, or it any act, process, or proceeding under any insolvency, bankruptcy, or similar law providing for relief of debtors (provided that the filing of an involuntary petition in bankruptcy against the Seller shall not give the Company and the remaining Members options to purchase all or any part of the Seller’s Membership Interest if the petition is dismissed within ninety (90) days of filing);

5.                                       Attachment.  The institution of an attachment or other proceeding involving the disposition or transfer of all or any part of the Membership Interest held by the Seller, if not dismissed within ninety (90) days, except pursuant to the Permitted Pledges;

6.                                       Death and Disability.  The death or permanent disability of any Seller who is an individual;

7.                                       Involuntary Assignment.  The occurrence of any other event which would result in the involuntary assignment of all or any part of the Seller’s Membership Interest; and

8.                                       Termination for Cause.  A Member who is also an employee of the Company is terminated for cause.  Cause shall mean the determination in good faith by the Board of Governors that the employee has violated Federal rules or regulations; has violated material Company policies regarding trading; has committed an act of dishonesty; or has engaged in conduct that is reasonably likely to damage the reputation, business, or financial condition of the Company.

9.                                       Voluntary Termination.  A Member who is also an employee of the Company voluntarily terminates his or her employment.

C.                                    Options to Purchase.  Upon the occurrence of an event described in Subsections B.1 and B.2 of this Article I, only the Membership Interests proposed to be voluntarily sold, assigned, pledged, or otherwise transferred or encumbered shall be subject to the options to purchase contained in this Article I.  Upon the occurrence of an event described in Subsections B.3 through B.9 of this Article I, the entire Membership Interest then owned by the Seller shall be subject to the options to purchase contained in this Article I.  Whether all or only part of the Membership Interest of the Seller is subject to the options to purchase set forth herein, such Membership Interest subject to the options to purchase set forth herein is/are referred to herein as the “Option Interest.”  The Member whose Membership Interest is subject to the Option Interest, or such Member’s personal representative, is required to sell such Member’s Membership Interest if the options set forth herein are exercised.  This obligation may be enforced by an action for specific performance, without the need for the Company or any of its Members to post a bond or other security.  Furthermore, a Member who is subject to such an action shall pay the legal fees of the person(s) who successfully obtain a decree of specific performance.

C.                                    Company’s Right to Purchase.  The Company shall have an option for (i) thirty (30) days following the date of receiving notice of the occurrence of an Option Event, or becoming aware of an Option Event; or (ii) for thirty (30) days after the appointment of a representative for the estate of a deceased individual Member, in the case of death (the “Company Option Period”), to provide a written notice of its intent to the purchase the Option Interest at a price determined in accordance with Article III.

D.                                    Member’s Right to Purchase.  In the event the Company elects not to exercise all of its prior right to purchase the Option Interest in accordance with its option described in Section D of this Article I, the Company shall call a special meeting of the Members (the “Special Meeting”), to be held on the latter of (i) thirty (30) days after the expiration of the First Option Period, or (ii) thirty (30) days after the determination of the Purchase Price under Article III hereof.  At the Special Meeting, any of the Option Interest not purchased by the Company shall be offered to the remaining Members, each of whom shall have the right to purchase, at a price determined in accordance with Article III hereof, a pro rata portion of the unsold Option Interest, based upon the percentages of Membership Interests owned by each remaining Member as of the date of the Seller’s notice in relation to the aggregate percentage of membership interests owned by all such remaining Members as of such date.  If any Member elects not to purchase his, her, or its entire allotment, the unsold Option Interest may be purchased in pro rata portions by the other Members, based upon the percentages of Membership Interests owned by each Member desiring to purchase more of the Option Interest as of the date of the Seller’s notices in relation to the aggregate percentage of Membership Interests owned by all of the Members desiring to purchase more of the Option Interest as of such date.  The offering of the unsold Option Interest shall continue until all of the Option Interest has been purchased or some or all of such unsold Option Interest has been rejected by all of the Members.

E.                                      Payment of Option Price.  The price for the Option Interest to be paid by the Company and/or the Members shall be paid in the following manner:

1.                                       Down Payment.  The minimum amount of down payment shall be the greater of (i) total insurance proceeds received by the purchaser (whether the Company or a Member) from policies on the life of the deceased Member (but not more than the purchase price), or (ii) twenty-five percent (25%) of the total purchase price as determined in Article III hereof.

2.                                       Balance.  The balance of the price shall be paid at closing by delivery of a promissory note by each such purchaser.  Such promissory note shall bear interest at the published prime rate of interest of U.S. Bank, National Association on the date of closing of the sale of the Membership Interests; provided, however, that the rate of interest shall be adjusted to the said published prime rate of interest at said depository bank on the last business day of said year, which rate shall remain in effect until the following December 31st, at which time the rate of interest shall again be adjusted as herein provided.  Such promissory note shall be payable in equal monthly principal payments plus accrued interest to date of payment (commencing one (1) month from date of down payment) over a period of thirty-six (36) months.  Said promissory note shall be subject to prepayment in whole or in part at any time without penalty and shall be secured by a pledge of the Membership Interests purchased, in the form and content of Schedule B attached hereto.  Upon payment of the purchase price, the Seller shall execute and deliver to the Purchaser such instruments as shall be necessary to transfer complete title to the Membership Interests.

ARTICLE II

PERMITTED ASSIGNMENTS AND ADDITIONAL RIGHTS

A.                                    Permitted Assignments.  Notwithstanding any provision of this Agreement to the contrary, the Members may, subject to compliance with the applicable provisions of state and federal securities laws and the terms of the Member Control Agreement, make assignments of their Membership Interests without first complying with the rights of first refusal contained in Article I hereof to entities, corporations, partnerships, or revocable trusts under the control of a Member provided that the loss of control thereof by the Member shall be treated as a transfer.

B.                                    Drag Along Rights.  If the Members holding fifty one percent (51%) or more of the Membership Interests (the “Dragging Group”) (i) propose to sell more than fifty-one percent (51%) or more of the outstanding Membership Interests (“Control Block”) to one or more purchasers (a “Purchaser Group”), and (ii) have possession of an offer (“Drag Along Offer”) from the Purchaser Group, then the Dragging Group may, at their option, by written notice to the Members other than the Dragging Group (the “Remaining Members”) accompanied by the Drag Along Offer, require the Remaining Members to sell to the Purchaser Group all of the Membership Interests of the Remaining Members (the “Dragged Interests”) at the price specified in the Drag Along Offer.  The delivery by the Dragging Group of a Drag Along Offer shall bind the Remaining Members to sell the Dragged Interests.  The date on which the sale is to close and the other closing arrangements will be consummated (which must be the same as those for the purchase and sale between the Purchaser Group and the Dragging Group) shall be as specified in the Drag Along Offer.  A “Drag Along Offer” means an offer to purchase the entire Membership Interests of the Remaining Members by the Purchaser Group.  Except as specifically provided for above, the Drag Along offer shall contain only terms and conditions which are identical to those pursuant to which the Dragging Group propose to sell their interests in the Company to the Purchaser Group.

C.                                    Tag-Along Rights.  If, pursuant to a transaction or series of transactions, (i) one or more Member(s) desire to sell, transfer, or otherwise convey fifty-one percent (51%) or more of the outstanding Membership Interests of the Company, or (ii) as a result of any proposed sale, transfer or conveyance by one or more Member(s), the Remaining Member(s) would fail to own a majority of the outstanding Membership Interests, and, in either such case, the purchase options in Article I have not been exercised, the selling Members shall notify the non-selling Members of the proposed conveyance and, in connection with such notification shall provide the non-selling Members with the option to obligate the selling Members to condition the conveyance of his, her, or its Membership Interests upon the purchaser’s acquisition of all the Membership Interests owned by the non-selling Members at the same per Membership Unit purchase price and under the same terms and conditions involved in the conveyance of the Membership Interests owned by the selling Members.  This option must be exercised, if at all, by non-selling Members providing the selling Members with written notice of exercise within thirty (30) days after the non-selling Member’s receipt of notice from the selling Members.

ARTICLE III

MEMBERSHIP INTERESTS VALUATION

A.                                    Negotiation Period.  If an event occurs under Article I of this Agreement resulting in options on the part of the Company or certain Members to purchase Membership Interests, except pursuant to a divorce, termination for cause, or voluntary termination, the Seller on the one hand and the Company and the other Members on the other hand, shall have thirty (30) days to negotiate a purchase price for the Membership Interests subject to the option (the “Negotiation Period”) with the Negotiation Period beginning on the date a personal representative is appointed for the estate of a deceased Member, or the date notice is receive by the Company pursuant to Article I, as the case may be.  In the event the parties fail to negotiate a purchase price during the Negotiation Period, the provisions of the following Section B shall apply.

B.                                    Appraisal.  In the event a purchase price for Membership Interests is not agreed upon during the Negotiation Period, the value of a Membership Unit shall be determined by the following process of appraisal.  The Company shall, at its expense, hire a qualified independent appraiser, who shall within thirty (30) days deliver his, her, or its opinion in writing as to the fair market value of the Membership Interest.  If any party objects in writing to such opinion within ten (10) days from the date of delivery, such party may, at his, her, or its own expense, select his, her, or its own qualified independent appraiser whose name shall be specified in such party’s written objection.  If the two appraisers cannot agree upon the fair market value of a Membership Interest within thirty (30) days after the appointment of the second appraiser, then the two appraisers shall select within ten (10) days thereafter a third qualified independent appraiser.  The fair market value of a Membership Interest shall be the amount set forth in the written report signed by any two (2) of the appraisers.  The appraisers shall not apply discounts for lack of control or lack of marketability.  The expenses of the third appraiser shall be split equally between the Company and the Seller.

C.                                    Divorce; Termination for Cause; and Voluntary Termination.

1.  Divorce.  If the Option Event described in Article I.B.2. occurs, the purchase price for the Option Interest shall be $100,000, which the parties hereto agree is adequate and sufficient consideration.

2.  Termination for Cause.  If a Member who is also an employee is terminated for cause pursuant to Article I.B.8., the purchase price shall be determined pursuant to the following formula: the three year average of the Company’s net profits for the previous three full calendar years (as shown or determined pursuant to the Company’s annual financial statements) shall be multiplied by two (2).  The result shall be reduced by 50% (the “Base Amount”).  The purchase price shall be the Base Amount multiplied by the Membership Percentage represented by the Option Interest.

3.  Voluntary Termination.  If the Option Event described in Article I.B.9. occurs, the purchase price shall be $1,000, which the parties hereto agree is adequate and sufficient consideration.

D.                                    Set-Off.  In the event a Member whose Membership Interest is being purchased owes money to the Company, the amount of such obligation shall be deducted from the purchase price.

ARTICLE IV

ADDITIONAL MEMBERSHIP INTERESTS SUBJECT TO AGREEMENT

Any additional Membership Interests in the Company acquired by any present or future Member(s) of the Company during their lifetime either by purchase, share dividend, or otherwise shall be subject to the terms of this Agreement.

ARTICLE IV

ALTERATION OR AMENDMENT OF AGREEMENT

This Agreement may be altered or amended at any time by written amendment executed by members holding at least 80% of the membership units of the Company.

ARTICLE V

HEIRS, EXECUTORS, ASSIGNSU

The Member(s) and the Company, their heirs, executors, administrators, legal representatives, successors, and/or assigns are bound by this Agreement and are obligated to take any further action necessary or proper to fulfillment hereof.

ARTICLE VI

IMPLEMENTATION OF AGREEMENT

The Member(s) and the Company shall have the right, jointly, to take all further steps which the Member(s) and the Company deem necessary or proper in order to implement and make effective this Agreement, including the right to agree upon any form of assignment of a policy to be filed with any insurance company, and form of beneficiary designation to be contained in each policy, and including the right from time to time to change the beneficiary designations of policies covered by this Agreement, and the right jointly to agree that any life insurance policy shall be withdrawn from the provisions of this Agreement

ARTICLE VII

RIGHTS UNDER INSURANCE POLICY

All rights under any insurance policy, including the right to dividends, loans, surrender, and change of beneficiary shall be reserved to the owner of the policy.  The owner of said policy or policies may apply any dividends toward the payment of premiums, but during the term of this Agreement, shall not exercise any rights under the policy or modify or impair this Agreement without the written consent of the Members.

ARTICLE VIII

SALE, PLEDGE, HYPOTHECATION

Any certificate representing Membership Interests shall bear the following endorsement:

“The Membership Interests represented by this Certificate have been issued without registration under the Securities Act of 1933, and no transfer of them will be made by the Company or its transfer agent unless done pursuant to an effective registration statement under the Securities Act of 1933, as amended, and under appropriate state laws, or there is presented to the Company an opinion of counsel satisfactory to it to the effect that such registration is not required.

“The sale, pledge, hypothecation, or transfer of this Certificate is prohibited and is subject to a Buy/Sell Agreement by and among the Company and its Members dated the 14th day of November, 2011.”

ARTICLE IX

FURTHER ACTION

If the Company is not able to purchase hereunder because of the provisions of the applicable statutes or regulations, or of its Articles of Organization, Bylaws, Member Control Agreement, or a credit agreement or other binding agreement, the Company agrees, through its Members and Governors, to take such action as may be necessary or permitted to make such purchases, and the Members who are parties to this Agreement (including their estates, heirs, administrators, and legal representatives) agree that they will take such action as may be necessary or proper to accomplish the same result as if the Company had made such purchases.

ARTICLE X

NOTICES

Any and all notices, designations, consents, offers, acceptances, or other communications provided for herein, shall be given in writing by registered or certified mail, postage prepaid, in a sealed envelope, addressed to the Member(s), or estate of a deceased Member, at their address shown on the Membership Interests records of the Company, or in the case of the Company, to the President of the Company at the principal offices of the Company, each as currently set forth on Schedule A hereof.  Notice shall be deemed given for all purposes when deposited in the United States Mail, in which event, the date of postmark on the receipt for such registered mail shall conclusively be deemed the date of giving of such notice.

ARTICLE XI

TERM OF AGREEMENT

Notwithstanding anything being contained herein to the contrary, this Agreement shall terminate and all rights and obligations hereunder shall cease upon the happening of any of the following events:

A.            The adjudication of the Company as a bankrupt, the execution by it of any assignment for the benefit of creditors, or the appointment of a receiver for the Company;

B.            Voluntary or involuntary dissolution of the Company; or

C.            The mutual agreement of termination of 80% of the Members and the Company.

ARTICLE XII

INTERPRETATION AND SEVERANCE

Provisions of this Agreement shall be applied and interpreted in a manner consistent with each other so as to carry out the purposes and intent of the parties hereto, but if for any reason any provision hereof is determined to be unenforceable or invalid, such provision or such part thereof as may be unenforceable or invalid shall be deemed severed from this Agreement and the remaining provisions shall be carried out with the same force and effect as if the severed provision or part thereof had not been a part of this Agreement.

ARTICLE XIII

GOVERNED BY LAWS OF MINNESOTA

This Agreement is entered into in the State of Minnesota and shall be governed by the laws of that State notwithstanding the fact that one or more of the parties now is or may hereafter become residents of a different state.

ARTICLE XIV

EXECUTION

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

ARTICLE XV

INTEGRATION

The drafting, execution, and delivery of this Agreement by the parties has been induced by no representations, statements, warranties, or agreements other than those expressed therein.  This Agreement embodies the entire understanding of the Parties and there are no further or other agreements or understandings, written or oral, in effect between the Parties relating to the subject matter hereof unless expressly referred to herein.

ARTICLE XVI

HEADINGS

All headings preceding the paragraphs herein are for the purpose of identification only and may not be used for the purpose of construing any provisions contained herein.

ARTICLE XVII

SINGULAR - PLURAL

Wherever necessary or proper herein, the singular imports the plural and vice versa, and masculine, feminine, and neuter expression shall be interchangeable.

ARTICLE XVIII

MISCELLANEOUS

This Agreement shall become effective on the date of effectiveness of the Member Control Agreement.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.  Transmission by a party of his or its facsimile or electronic “pdf” signature shall bind such party in the same manner as if such party’s original signature had been delivered.

Notwithstanding anything to the contrary contained herein, no sale, assignment, transfer or disposition of Membership Interests shall be permitted or effective unless approved by the Federal Energy Regulatory Commission, if such approval is required.

[Remainder of page is intentionally blank.  Signature page and Schedules follow.]

IN WITNESS WHEREOF, the Members and the Company by its proper officers have hereunto set their hands the date and year first above written.

MEMBERS:

/s/ Michael Tufte
MICHAEL TUFTE

/s/ Timothy Krieger
TIM KRIEGER

DBJ 2001 Holdings, LLC

By:	/s/ David B. Johnson
Its:	Chief Manager

COMPANY:

TWIN CITIES POWER HOLDINGS, L.L.C.

By:	/s/ Timothy Krieger
Tim Krieger
Its: President

[Signature Page to Buy/Sell Agreement of Twin Cities Power Holdings, LLC ]

SCHEDULE A

to

Buy/Sell Agreement of Twin Cities Power Holdings, LLC

Statement of Membership Interests

Last Updated: January 1, 2012

Name/Address of Member	Number of Units	Percentage of Membership Interests

TIMOTHY KRIEGER 19555 Oak Grove Avenue Prior Lake, Minnesota 55372	4,435	89.42%

DBJ 2001 Holdings, LLC 5804 Stauder Circle Edina, MN 55436	525	10.58%

Total Membership Interests:	4,960 Units	100.00%

SCHEDULE B

to

Buy/Sell Agreement of Twin Cities Power Holdings, L.L.C.

SECURITY AGREEMENT

The undersigned                                                               , (hereinafter called “Borrower”) hereby grants to                                                       , his heirs, successors, or assigns (hereinafter called “Security Party”), a Security Interest in the following described property (hereinafter called “Collateral”):

percent (        %) of the Membership Interests of Twin Cities Power Holdings, LLC, in Company, and all dividends and distributions on or other rights in connection with such property.

to secure payment to                                                              according to terms of that certain Promissory Note (and any and all extensions and renewals thereof) dated concurrently herewith executed by Borrower as maker to the order of                                                            as payee in the principal amount of                                                            and       /100 Dollars ($            ) (hereinafter called “Secured Obligation”).

Borrower warrants, represents and agrees that:

1.             Borrower has title to the collateral, free of all liens and encumbrances, except the Security Interest created hereby, and has full power and authority to execute this Security Agreement to perform Borrower’s obligations hereunder and to subject the collateral to the Security Interest created hereby.  No financing statement covering all or any part of the Collateral is on file in any public office.

2.             The occurrence of any of the following events shall constitute a Default: (a) failure of Borrower to pay when due any amount payable under the Secured Obligation; (b) failure to perform any agreement of Borrower contained herein or in the Secured Obligation; (c) any statement, representation, or warranty of Borrower made herein or at any time furnished to                          which is untrue in any respect as of the date made; (d) entry of any judgment against Borrower; (e) the making of any levy, seizure, or attachment of the Collateral; or (f) insolvency of Borrower or inability to pay his debts as they mature or an assignment for the benefit of his creditors or any proceeding commenced by or against Borrower alleging that he is insolvent or unable to pay his debts as they mature.

3.             Whenever a Default shall exist,                          may, at their option and without demand or notice, declare all or any part of the Secured Obligation immediately due and payable, and                              may exercise, in addition to the rights and remedies granted hereby, all rights and remedies of a secured party under the Uniform Commercial Code or any other applicable law; except that in the event of Default on any of his obligations pursuant to this Security Agreement, the Borrower shall have thirty (30) days from and after the date of Default to cure said Default.

4.             Borrower agrees, in the event of Default, to pay all costs incurred by                                     , including reasonable attorneys’ fees, in the collection of any of the Secured Obligations and the enforcement of any of                                          rights.  If any notification of intended disposition of any of the Collateral is required by law, such notification shall be deemed reasonably and properly given if mailed at least ten (10) days before such disposition, postage prepaid, addressed to the Borrower at the address shown below.

5.             No delay or failure by                                              in the exercise of any right or remedy shall constitute a waiver thereof, and no single or partial exercise by                                  of any right or remedy shall preclude other or future exercise thereof or the exercise of any other right or remedy.

6.             Until Default by Borrower, he shall have the right to vote the Membership Interests which are the subject of this Security Agreement, but in the event of Default and immediately upon Default                                shall have the exclusive right to vote said Membership Interests.

Executed and delivered as of this          day of                     , 20    .